News Release

Energy Power System's Engineering & Offshore Division
Order Book Expands By C$3.5 Million in March

Toronto, Canada - March 27, 2002 - Energy Power Systems Limited (OTC BB: EYPSF & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announced today that it's Engineering & Offshore Division has been awarded contracts and orders approximating C$3.5 million with infrastructure projects under development by some of Atlantic Canada's leading industrial companies, including, Newfoundland Power Inc., Corner Brook Pulp and Paper Limited and North Atlantic Refining Ltd. (NARL) of Newfoundland.

The project with Newfoundland Power is to fabricate and supply a penstock for the Seal Cove Hydroelectric
Development project. The project will require approximately
40 tradespeople and is expected to be completed by August
2002.

The project for Corner Brook Pulp and Paper consists of rebuilding the power boiler by adding a superheater, attemperator, sweet water condenser, soot blowers and associated equipment to produce high pressure steam. The superheated steam will be sent to a new turbo-generator set to produce an additional 15 mega watts of electrical power for Corner Brook Pulp and Paper Limited. New deaerator, boiler feed pumps, demineralization system and polishers will also be supplied. The scope of work to be performed by the Engineering & Offshore Division is the supply and installation of high pressure piping for the boiler rebuild and turbo generator installation.

The contract for North Atlantic Refining Ltd. is for an alteration and repair to an existing oil tank. The project consists of the installation of an 8 foot base ring, the installation of a wind girder and tank repair and modification.

About Newfoundland Power Inc.

Newfoundland Power and its predecessor companies have been engaged in the production and sale of electricity since
1885. Newfoundland Power, a regulated investor owned electric utility and serves approximately 172,000 customers throughout the island portion of the province of Newfoundland and Labrador.
About Corner Brook Pulp and Paper

Corner Brook Pulp and Paper Limited is a vital force in the economy of western Newfoundland. Construction of the mill began in 1923 with the first paper produced in 1925. The Company employs approximately 700 people at the mill located in Corner Brook and the Deer Lake Power Company. CBPP Woodlands employs 800 employees in their harvest operations in almost 50 Newfoundland communities, while another 200 seasonal forestry workers operate in the summer and fall.



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About North Atlantic Refining Ltd. (NARL)

NARL operates the 105,000 barrels per day Refinery at Come-By-Chance, Newfoundland. The strategic location on the main North Atlantic shipping route allows NARL to bring crude oil from overseas and new offshore oil fields in Atlantic Canada and ship refined petroleum products anywhere in the world. NARL holds the largest refinery dock in North America with extensive tankage facilities and is only 3 sailing days from New York.

Scott Hargreaves, CFO of Energy Power stated, "Each of these customers are leading companies in their respective industries and are clients regularly serviced by the Engineering and Offshore Division. It is a credit to the quality of work performed by the company that the high profile developers of Atlantic Canada's infrastructure repeatedly turn to the Engineering and Offshore Division to participate in their construction projects."

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

There are approximately 10.5 million shares issued and outstanding in the capital of the Company.

    For further information contact:
    Scott T. Hargreaves, CA, CFA
    Chief Financial Officer
    Telephone: (416) 861-1484
    www.epsx.com




Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.